Exhibit 99.1

Alterity Therapeutics Limited Appendix 4D

Half year ended 31 December 2020

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2020
Previous period:	31 December 2019

Results for announcement to the market

A$
Revenue from ordinary activities	Down	53.6% to 6,553
Net loss after tax (from ordinary activities) for the period attributable to members	Up	51.8% to 8,561,862
Net loss after tax for the period attributable to members	Up	51.8% to 8,561,862

Net tangible assets per security

	31 December	31 December
	2020	2019
	cents	cents

Net tangible asset backing (cents per share)	1.69	1.27

Explanation of results

Alterity Therapeutics Limited recorded income of $6,553 for the half year ended 31 December 2020 (2019:$14,133) which is interest received on the Group's bank accounts. Alterity Therapeutics Limited has incurred a loss of $8,561,862 for the half year ended 31 December 2020 (2019: $5,640,258).

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors' report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2020.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group's independent auditor without any modified opinion, disclaimer or emphasis of matters.

Alterity Therapeutics Limited Interim financial report for the half-year ended 31 December 2020

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Non-Executive Chairman

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Dr. David Sinclair
Non-Executive Director

Mr. Tristan Edwards
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd
Level 6/400 Collins St
Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited

Directors’ report

31 December 2020

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2020.

Directors

The following persons were directors of Alterity Therapeutics Limited during the whole of the half-year and up to the date of this report:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Mr. Peter Marks

Mr. Lawrence Gozlan

Dr. David Sinclair

Mr. Tristan Edwards

Review of operations - 31 December 2020

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2020 .

The Group’s 30 June 2020 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Product Development

Alterity Therapeutics’ lead compound ATH434 is an orally bioavailable, brain penetrant, small molecule inhibitor of α-synuclein aggregation, which is being developed for Multiple System Atrophy (MSA). Alpha-synuclein aggregation is implicated in the pathology of MSA and Parkinson’s disease.

MSA is a rare and rapidly progressive Parkinsonian disorder. It is a neurodegenerative disease with major sources of disability resulting from motor symptoms characteristic of Parkinson’s disease and impaired ability to maintain normal blood pressure, bowel function and bladder control. Current treatment includes medications and lifestyle changes to help manage symptoms, but there is no treatment to address the underlying cause and no cure.

The Company’s Phase 1 Clinical trial reported in 2019 found ATH434 was considered safe and well-tolerated in adult and older adult (≥ 65 years) human subjects, with an adverse event profile comparable to placebo. The safety profile was similar for adult and older adult volunteers. The results also indicated that ATH434 crosses the blood brain barrier in humans and that well-tolerated doses achieved concentrations in the brain that exceed those associated with robust efficacy in animal models.

ATH434 has Orphan drug designation both with the US FDA and European Commission for the treatment of MSA.

Several significant advancements were achieved during the reporting period, as well as the continued strengthening of the safety profile of ATH434.

In addition, the company continued to explore opportunities for PBT2 and identify potential expansion of its therapeutic portfolio.

Alterity Therapeutics Limited

Directors’ report

31 December 2020

(continued)

Review of operations - 31 December 2020 (continued)

bioMUSE natural history study for MSA patients

Patients with MSA are being enrolled in Alterity’s bioMUSE Study in the United States.

BioMUSE is a natural history study that intends to track the progression of patients with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations.

The study will provide vital information on early stage MSA patients to optimize the design of Alterity’s Phase 2 study in MSA. The study will also inform the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy of ATH434.

The study is enrolling early stage MSA patients and will track changes in clinical measures and biomarkers for up to one year. Over the course of the study, patients will undergo comprehensive evaluation with detailed neurological examination and clinical rating scales of motor, autonomic and activities-of-daily-living symptoms along with specialized neuroimaging and assessment of protein biomarkers in diverse biological specimens.

Data from bioMUSE will also be used to inform patient selection in the Phase 2 clinical trial of ATH434. The US FDA has encouraged Alterity to utilize data from the bioMUSE study to aid in the development of efficacy endpoints for the Phase 2 study.

Vanderbilt University Medical Centre is one of the largest academic medical centres in the southeast US managing more than 2 million patients each year. The School of Medicine’s biomedical research program is among the nation’s top 10 in terms of National Institutes of Health peer review funding.

Next generation compounds to treat neurodegenerative diseases

In November, the US Patent and Trademark Office (USPTO) advised allowance of a new composition of matter patent. The new patent is the product of in-house discovery research and is central to Alterity’s next generation drug development portfolio focussed on neurodegenerative diseases.

The patent, entitled “Compounds for and Methods of Treating Diseases” (Application No. 16/818,641), covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in Parkinson’s disease, Alzheimer’s disease and other neurodegenerative conditions.

Alterity’s strategy is based on the hypothesis that its therapeutics can disrupt the underlying pathology of neurodegenerative conditions in which labile iron is implicated in disease pathology.

This includes Parkinsonian disorders such as Parkinson’s disease and Multiple System Atrophy, as well as Alzheimer’s disease. The patent confers on Alterity 20 years of exclusivity, providing a strong basis for continued drug development and commercialization and new compound identification within its extensive drug discovery library to target important neurodegenerative diseases.

This new patent will support the expansion of Alterity’s drug development portfolio.

Alterity Therapeutics Limited

Directors’ report

31 December 2020

(continued)

Review of operations - 31 December 2020 (continued)

New data independently confirms and extends laboratory findings and expands safety profile of ATH434

New animal data for ATH434 from the laboratory of Dr Nadia Stefanova, Professor of Translational Neurodegenerative Research at the Medical University of Innsbruck was presented at the American Neurological Association’s 2020 Annual meeting in August. The new data from an experiment testing ATH434 in an animal model of MSA independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor performance.

Cardiac data strengthens safety profile of ATH434

Alterity presented cardiac safety data from its Phase 1 study of ATH434, marking the first time such findings were shared with an international group of clinicians and researchers in the field of neurological disorders. The new cardiac safety data, which focuses on evaluating electrical activity in the heart as measured by the QT interval, reinforced previous safety findings from the Phase 1 clinical study that ATH434 was safe and well-tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The new data presented indicated that there was no evidence of cardiac liability at clinically tested doses.

PBT2 - new opportunity to reverse bacterial resistance to antibiotics

In December, Alterity was granted a license by UniQuest, the commercialisation company of The University of Queensland (UQ), to novel zinc ionophore technology to combat antimicrobial resistance in superbugs.

Under the license, Alterity secured the worldwide exclusive right to patented technology to develop and commercialise therapies that re-sensitise bacteria to antibiotics. The licensed technology combines Alterity’s PBT2 and other zinc ionophores with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. This is an opportunity for Alterity to further leverage its investment in PBT2.

PBT2, Alterity’s most advanced zinc ionophore, breaks the resistance of many important superbugs to available antibiotics, and is covered for this use by patents until 2038.

Importantly, PBT2 has previously completed long term preclinical safety studies and phase 2 clinical trial testing in other indications and has demonstrated a favourable safety profile in those trials.

In exchange for the grant of exclusive worldwide rights, once Alterity generates commercialization revenue, UniQuest is entitled to receive certain payments commensurate with academic licensing agreements.

Alterity Therapeutics Limited

Directors’ report

31 December 2020

(continued)

Review of operations - 31 December 2020 (continued)

A recently published article in the high-impact journal Science Translational Medicine showed that PBT2 could reverse antibiotic resistance to critical superbugs and demonstrate efficacy in an animal model of sepsis.

The authors also noted that superbugs exposed to a combination of PBT2 and antibiotics had a very low propensity to develop further resistance, making the emergence of cross-resistance to the novel treatment unlikely. Thus, PBT2 may help address the issue of antimicrobial resistance without becoming part of the problem.

Michael J. Fox Foundation for Parkinson’s Research provides funding for ATH434 Dose Optimization for Parkinson’s disease clinical trials

In February Alterity announced the award of a grant from The Michael J. Fox Foundation to determine optimal dosing of its lead drug candidate ATH434 for patients with Parkinson’s disease based on imaging of brain iron.

The funding for US$495,000 will be used to evaluate the pharmacologic profile of ATH434 in a primate model to determine the optimal dose of ATH434 in future Parkinson’s disease clinical trials. This is the second grant that Alterity has received from Michael J. Fox Foundation to support the development of ATH434 in Parkinson’s disease.

While available therapies can treat some symptoms, people with Parkinson’s urgently need new treatments to slow or stop disease progression and improve quality of life.

The project will be led by Margaret Bradbury, PhD, Vice President, Nonclinical Development, in collaboration with Daniel Claassen, MD, Associate Professor of Neurology at Vanderbilt University Medical Center and David Finkelstein, PhD, who heads the PD Research Laboratory at the Florey Institute of Neuroscience and Mental Health.

Significant changes in the state of affairs

In October 2020, Alterity received commitments for a capital raising of A$35 million via a two tranche placement to Australian and international institutions and other unrelated sophisticated, professional or exempt investors. The Placement was fully subscribed and was conducted at $0.037, representing a discount of 25.7% to the 30-day VWAP and 24.8% discount to the 15-day VWAP prior to the trading halt. For every share allocated in tranche two of the placement, one option was issued. The option has an exercise price of A$0.07 and an expiry date of three years post allotment. The first tranche was completed on 23 October 2020 with A$10 million received by the Company. The second tranche was completed on 24 November 2020 following approval by shareholders at the Annual General Meeting held on 18 November 2020. The remaining A$25 million was received by the Company at the same time. A total of 945,945,946 shares and 674,694,939 free-attaching options were issued across both tranches.

The proceeds from the Placement are being used to progress Alterity’s clinical development program for ATH434 including the bioMUSE Natural History study and a Phase 2 trial, both in MSA patients, ongoing research and discovery, and working capital.

There have been no other significant changes in the state of affairs of the Company during the period.

Alterity Therapeutics Limited

Directors’ report

31 December 2020

(continued)

Events since the end of the financial year

Appointment of CEO

Alterity appointed Dr. David Stamler to the role of Chief Executive Officer. Dr Stamler joined the Company in June 2017 as Chief Medical Officer and Senior Vice President Clinical Development.

Mr Geoffrey Kempler, who founded the company in November 1997, stepped down from the role of CEO and continues as Non-Executive Chairman. Mr Kempler will be engaged in a consulting capacity in addition to his Non-Executive Chairman role.

Dr Stamler has significant pharmaceutical development and commercialisation experience including three New Drug Application approvals with the US FDA for drugs in the neurological space. His succession aligns with the next phase of Alterity’s commercial strategy and comes at a time when the company is preparing to advance its lead compound ATH434 to Phase 2 Clinical trials.

Share Placement

The Group issued 53,066,700 shares at A$0.0504 per share through the use of its “at market” (ATM) facility to fund working capital and progress its research and development activities.

No other matters or circumstances have arisen since 31 December 2020 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7.

Rounding of amounts

The company is of a kind referred to ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

This report is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Non-Executive Chairman

Melbourne
25 February 2021

Alterity Therapeutics Limited

Directors’ report

31 December 2020

(continued)

Auditor’s Independence Declaration

As lead auditor for the review of Alterity Therapeutics Limited for the half-year ended 31 December 2020, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alterity Therapeutics Limited and the entities it controlled during the period.

/s/ Jon Roberts
Jon Roberts	Melbourne
Partner	25 February 2021
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

(Unaudited)

For the half-year ended 31 December 2020

	Notes	31 December 2020 A$	31 December 2019 A$
Income
Interest income	6	6,553	14,133
Other income	6	1,924,389	1,855,172

Expenses
Intellectual property expenses		(160,304)	(102,232)
General and administration expenses	7	(3,673,407)	(1,747,986)
Research and development expenses	7	(5,806,841)	(5,747,034)
Other operating expenses		(20)	(40,136)
Other (losses)/gains	7	(852,232)	127,825
Loss for the period		(8,561,862)	(5,640,258)

Loss before income tax		(8,561,862)	(5,640,258)

Income tax expense		-	-

Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(8,561,862)	(5,640,258)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	5	(0.65)	(0.65)
Diluted loss per share	5	(0.65)	(0.65)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

(Unaudited)

As at 31 December 2020

	Notes	31 December 2020 A$	30 June 2020 A$
ASSETS
Current assets
Cash and cash equivalents		35,042,178	9,196,892
Trade and other receivables	8(a)	1,977,441	61,321
Other current assets		348,691	578,136
Total current assets		37,368,310	9,836,349

Non-current assets
Property, plant and equipment		29,580	39,503
Right-of-use assets		8,650	31,866
Total non-current assets		38,230	71,369

Total assets		37,406,540	9,907,718

LIABILITIES
Current liabilities
Trade and other payables		2,325,108	2,069,604
Provisions		708,011	612,039
Other current liabilities		9,110	32,879
Total current liabilities		3,042,229	2,714,522

Non-current liabilities
Provisions		8,089	41,514
Other non-current liabilities		-	868
Total non-current liabilities		8,089	42,382

Total liabilities		3,050,318	2,756,904

Net assets		34,356,222	7,150,814

EQUITY
Contributed equity	9(a)	194,893,304	160,703,754
Reserves	9(c)	2,443,841	866,121
Accumulated losses	9(b)	(162,980,923)	(154,419,061)

Total equity		34,356,222	7,150,814

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

(Unaudited)

For the half-year ended 31 December 2020

		Attributable to owners of Alterity Therapeutics Limited
		Contributed equity A$	Reserves A$	Accumulated losses A$	Total A$
Balance at 1 July 2019		156,632,636	1,158,975	(141,236,838)	16,554,773

Initial adoption of AASB 16		-	-	(6,261)	(6,261)
Restated total equity at the beginning of the financial period		156,632,636	1,158,975	(141,243,099)	16,548,512

Loss for the period		-	-	(5,640,258)	(5,640,258)
Total comprehensive income for the period		-	-	(5,640,258)	(5,640,258)

Transactions with owners in their capacity as owners:
Issue of ordinary shares		372,506	-	-	372,506
Transaction costs		(83,090)	-	-	(83,090)
		289,416	-	-	289,416

Balance at 31 December 2019		156,922,052	1,158,975	(146,883,357)	11,197,670

Balance at 1 July 2020		160,703,754	866,121	(154,419,061)	7,150,814

Loss for the period		-	-	(8,561,862)	(8,561,862)
Total comprehensive income for the period		-	-	(8,561,862)	(8,561,862)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9(a)	36,562,055	-	-	36,562,055
Share-based payment expenses	9(c)(i)	-	1,577,720	-	1,577,720
Transaction costs	9(a)	(2,372,505)	-	-	(2,372,505)
		34,189,550	1,577,720	-	35,767,270

Balance at 31 December 2020		194,893,304	2,443,841	(162,980,923)	34,356,222

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

(Unaudited)

For the half-year ended 31 December 2020

	Notes	31 December 2020 A$	31 December 2019 A$
Cash flows from operating activities
Payments to suppliers and employees		(7,385,267)	(7,424,156)
R&D tax incentive refund		-	4,824,880
Interest paid		-	(2,474)
COVID-19 government relief		53,564	-
Interest received		1,397	16,124
Net cash (outflow) from operating activities	10	(7,330,306)	(2,585,626)

Cash flows from investing activities
Payments for property, plant and equipment		(2,494)	(7,499)
Net cash (outflow) from investing activities		(2,494)	(7,499)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		36,562,055	372,506
Transaction costs relating to issue of equity		(2,372,505)	(83,090)
Principle elements of lease payments		(24,249)	(45,325)
Net cash inflow from financing activities		34,165,301	244,091

Net increase (decrease) in cash and cash equivalents		26,832,501	(2,349,034)
Cash and cash equivalents at the beginning of the financial year		9,196,892	14,399,904
Effects of exchange rate changes on cash and cash equivalents		(987,215)	127,825
Cash and cash equivalents at end of period		35,042,178	12,178,695

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

1	Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ended 31 December 2020 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2020 and any public announcements made by Alterity Therapeutics Limited (“the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

(a)	New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

2	Significant changes in the current reporting period

In October 2020, Alterity received commitments for a capital raising of A$35 million via a two tranche placement to Australian and international institutions and other unrelated sophisticated, professional or exempt investors. The Placement was fully subscribed and was conducted at $0.037, representing a discount of 25.7% to the 30-day VWAP and 24.8% discount to the 15-day VWAP prior to the trading halt. For every share allocated in tranche two of the placement, one option was issued. The option has an exercise price of A$0.07 and an expiry date of three years post allotment. The first tranche was completed on 23 October 2020 with A$10 million received by the Company. The second tranche was completed on 24 November 2020 following approval by shareholders at the Annual General Meeting held on 18 November 2020. The remaining A$25 million was received by the Company at the same time. A total of 945,945,946 shares and 674,694,939 free-attaching options were issued across both tranches.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

2	Significant changes in the current reporting period (continued)

The proceeds from the Placement are being used to progress Alterity’s clinical development program for ATH434 including the bioMUSE Natural History study and a Phase 2 trial, both in MSA patients, ongoing research and discovery, and working capital.

There have been no other significant changes in the state of affairs of the Group during the period.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian and other neurodegenerative disorders.

4	Dividends

The Group has not declared any dividends in the period ended 31 December 2020 (2019 : nil)

5	Loss per share

(a)	Basic and diluted loss per share

	31 December 2020 Cents	31 December 2019 Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	(0.65)	(0.65)
Diluted loss per share	(0.65)	(0.65)

(b)	Reconciliation of loss used in calculating loss per share

	31 December 2020 A$	31 December 2019 A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(8,561,862)	(5,640,258)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(8,561,862)	(5,640,258)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

5	Loss per share (continued)

(c)	Weighted average number of shares used as the denominator

	31 December 2020 Number	31 December 2019 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	1,323,432,372	868,327,981

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

6	Interest and other income

	31 December 2020 A$	31 December 2019 A$
Interest and other income
Interest income	6,553	14,133
	6,553	14,133

Other Income
R&D tax incentive	1,883,325	1,855,172
COVID-19 relief	41,064	-
	1,924,389	1,855,172

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

7	Loss for the period

	31 December 2020 A$	31 December 2019 A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	12,417	14,390
Depreciation on leased assets	23,215	42,827
Employee expenses (non R&D related)	376,220	286,064
Consultant and director expenses	537,310	371,559
Audit, internal control and other assurance expenses	115,798	120,604
Corporate compliance expenses	372,697	194,569
Office rental	66,664	30,317
Other administrative and office expenses	332,784	358,599
Insurance expenses	258,582	329,057
Share-based payment expenses	1,577,720	-
	3,673,407	1,747,986

Research and development expenses
Employee expenses	1,072,468	1,356,509
Other research and development expenses[1]	4,734,373	4,390,525
	5,806,841	5,747,034

Other losses and gains
Foreign exchange loss / (gain)	852,232	(127,825)
	852,232	(127,825)

(1)	Other research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

8	Financial assets and financial liabilities

(a)	Trade and other receivables

	31 December 2020			30 June 2020
	Current A$	Non- current A$	Total A$	Current A$	Non- current A$	Total A$

R&D tax incentive receivable	1,883,325	-	1,883,325	-	-	-
Accrued interest income	5,240	-	5,240	12,584	-	12,584
Goods and services tax receivable	88,876	-	88,876	48,737	-	48,737
	1,977,441	-	1,977,441	61,321	-	61,321

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

8	Financial assets and financial liabilities (continued)

(a)	Trade and other receivables (continued)

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 13(a).

For the R&D tax incentive claim relating to the year ended 30 June 2020, the Group is yet to receive the final ATO commissioner discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 which enables the Group to recognise A$3,396,726 as eligible expenditure to receive as a refundable cash offset. No R&D tax receivable or income has been recognised with respect to the 2020 year thus far.

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

(b)	Recognised fair value measurements

The financial instruments recognised at fair value in the statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.

The fair value hierarchy consists of the following levels:

●	quoted prices in active markets for identical assets or liabilities (Level 1);

●	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

●	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

9	Equity

(a)	Contributed equity

	31 December 2020 Shares	30 June 2020 Shares	31 December 2020 A$	30 June 2020 A$

Ordinary shares - fully paid	2,030,949,978	1,037,358,032	194,893,304	160,703,754

Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2020	1,037,358,032	160,703,754
Shares issued during the year	993,591,946	36,562,055
Transaction costs	-	(2,372,505)
Balance 31 December 2020	2,030,949,978	194,893,304

Details of shares issued during the current period:

			Issue price (1)	Amount
2020	Details	Number	A$	A$

2-Jul-2020	Issue of shares under ATM facility	47,646,000	0.033	1,562,055
23-Oct-2020	Issue of shares under private placement	271,251,007	0.037	10,036,287
24-Nov-2020	Issue of shares under private placement	674,694,939	0.037	24,963,713
		993,591,946		36,562,055

(1)	Reflects the issue price rounded to the nearest three decimal places

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	31 December 2020 A$	31 December 2019 A$

Balance at the beginning of the period	154,419,061	141,236,838
Net loss for the year	8,561,862	5,640,258
Impact of initial adoption of AASB 16	-	6,261
Balance at the end of the period	162,980,923	146,883,357

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

9	Equity (continued)

(c)	Reserves

(i)	Options

	31 December 2020 Options	30 June 2020 Options	31 December 2020 A$	30 June 2020 A$

Options over fully paid ordinary shares	70,550,000	21,550,000	2,443,841	866,121

The table below presents the movements in options during the half-year ended 31 December 2020.

2020	Details	Number	Amount A$

18-Sep-2020	Unlisted options issued to directors (ATHAAB)	49,000,000	1,577,720
		49,000,000	1,577,720

Date Issued	Quantity	Grant Date	Expiry Date	Exercise price ($)	Fair value at grant date per option ($)*
	.
18-Sep-2020	49,000,000	18-Sep-2020	17-Sep-2025	0.09	0.0322
	49,000,000

*	Rounded to the nearest four decimal points.

(ii)	Free-attaching options

	31 December 2020 Options	30 June 2020 Options	31 December 2020 A$	30 June 2020 A$

Free-attaching options	674,694,939	-	-	-

The table below presents the movements in free-attaching options during the half-year ended 31 December 2020.

2020	Details	Number	Amount A$

24-Nov-2020	Unlisted free-attaching options issued to Tranche 2 investors	674,694,939	-
		674,694,939	-

Date Issued	Quantity	Grant Date	Expiry Date	Exercise price ($)	Fair value at grant date per option ($)
	.
24-Nov-2020	674,694,939	24-Nov-2020	23-Nov-2023	0.07	-
	674,694,939

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

9	Equity (continued)

(c)	Reserves (continued)

(ii)	Free-attaching options (continued)

There have been no other options over fully paid ordinary shares issued, exercised or forfeited during the current period.

(iii)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options issued to employees and consultants but not exercised.

10	Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2020 A$	31 December 2019 A$
Loss for the period	8,561,862	5,640,258
Depreciation on fixed assets	(12,417)	(57,217)
Depreciaton on leased assets	(23,215)	-
Other	-	6,261
Non-cash employee benefits expense - share-based payments	(1,577,720)	-
Net foreign exchange differences	(987,215)	127,825
(Increase)/decrease in provisions	(62,547)	54,447
Increase/(decrease) in trade and other receivables	1,916,120	(2,949,539)
Increase/(decrease) in other current assets	(229,445)	(322,036)
Increase/(decrease) in other non-current assets	-	72,979
(Increase)/decrease in trade and other payables	(255,505)	93,776
(Increase)/decrease in other current liabilities	388	(70,344)
(Increase)/decrease in other non-current liabilities	-	(10,784)
	7,330,306	2,585,626

11	Related party transactions

During the period from 1 July 2020 to 31 December 2020, the Group paid a total of A$150,000 (excl. GST) in advisory fees to Montoya Pty Ltd, an associated entity of Mr Lawrence Gozlan, a director of the Group.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

12	Events occurring after the reporting period

Appointment of CEO

Alterity appointed Dr. David Stamler to the role of Chief Executive Officer. Dr Stamler joined the Company in June 2017 as Chief Medical Officer and Senior Vice President Clinical Development.

Mr Geoffrey Kempler, who founded the company in November 1997, stepped down from the role of CEO and continues as Non-Executive Chairman. Mr Kempler will be engaged in a consulting capacity in addition to his Non-Executive Chairman role.

Dr Stamler has significant pharmaceutical development and commercialisation experience including three New Drug Application approvals with the US FDA for drugs in the neurological space. His succession aligns with the next phase of Alterity’s commercial strategy and comes at a time when the company is preparing to advance its lead compound ATH434 to Phase 2 Clinical trials.

Share Placement

The Group issued 53,066,700 shares at A$0.0504 per share through the use of its “at market” (ATM) facility to fund working capital and progress its research and development activities.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

13	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a)	R&D tax incentives

A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than A$20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2020 the Group has recorded an item in other income of A$1,883,325 to recognise this amount which relates to this period.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2020

(continued)

14	COVID-19 impact on business

The COVID-19 pandemic has caused uncertainty in global markets and its impact is unable to be reliably measured. However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the Group’s operations.

Alterity Therapeutics Limited

Directors’ declaration

31 December 2020

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 2 to 21 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2020 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Non-Executive Chairman

Melbourne
25 February 2021

Alterity Therapeutics Limited

Independent auditor’s report to the members

31 December 2020

Independent auditor's review report to the members of Alterity Therapeutics Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Alterity Therapeutics Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated statement of financial position as at 31 December 2020, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, significant accounting policies and explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Alterity Therapeutics Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2020 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited

Independent auditor’s report to the members

31 December 2020

(continued)

Responsibility of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor's responsibility for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2020 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

/s/ Jon Roberts
Jon Roberts	Melbourne
Partner	25 February 2021